P.E. 2/11/02

**FORM 6-K**

02016015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February



BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

By: /s/
**Mark Edwards**
**Deputy Company Secretary**

Date: 14 February 2002

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

**February 14, 2002**

# BG Group completes acquisition of Enron Oil & Gas India Limited

BG Group plc has completed today the purchase of the entire share capital of Enron Oil and Gas India Limited (EOGIL) for US$350 million from Enron Corp.

On January 23, 2002, BG Group announced a revised agreement to acquire EOGIL whose assets include 30 per cent interests in the Tapti gas field and the Panna/Mukta oil and gas field, and a 62.64 per cent interest in the CB-OS/1 exploration licence. The acquired company will be renamed BG Exploration & Production India Limited (BG E&P India).

BG E&P India will continue to operate these assets. Discussions with partners regarding this arrangement are ongoing.

The partners in the Tapti and Panna/Mukta offshore operations are Oil and Natural Gas Corporation Limited (ONGC), which has a 40 per cent share, and Reliance Industries Ltd., which owns the remaining 30 per cent. The other partners in the CB-OS/1 licence are Hindustan Oil Exploration Company (17.36 per cent), Tata Petrodyne (10 per cent) and ONGC (10 per cent).

**Enquiries**

Nicole McMahon, Communications +44 (0) 118 929 3110

Investor Relations +44 (0) 118 929 3025

Website: www.BG-Group.com

**PR/10923**